FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING
RECEIVED
MAY 24 2004
WASH. D.C. 158 SECTION

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, May 21, 2004, Series 2004-AP2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-109614
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

04028936

PROCESSED
MAY 25 2004
THOMSON
FINANCIAL

B

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

NOMURA ASSET ACCEPTANCE CORPORATION

By: Jay Gracin
Name: Jay Gracin
Title: Secretary

Dated:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Preliminary Collateral Term Sheet	P*

---

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Asset Acceptance Corp.
Mortgage Pass-Through Certificates,
Series 2004-AP2

$223 Million (± 10%)
(Approximate)

Computational Materials
May 20, 2004

NOMURA

Information Statement:

The attached tables, together with the summary information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you by Nomura Securities International, Inc. ("NSI") and not by Nomura Asset Acceptance Corp. (together with any of its other affiliates, "NAAC"). NAAC has not prepared, reviewed or taken part in the preparation of these materials and makes no representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the final prospectus and prospectus supplement (collectively, the "Final Offering Documents") for Nomura Asset Acceptance Corporation, Mortgage Pass-Through Certificates, Series 2004-AP2 (the "Securities") and by any other information subsequently filed with the Securities and Exchange Commission. Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission.

Any investment decision should be based only on the data in the Final Offering Documents. The information herein is being provided for informational use solely in connection with the consideration of the purchase of the Securities. Its use for any other purpose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be provided or distributed nor any of its contents disclosed to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

The information set forth in these Computational Materials, including the collateral tables which follow may be based only on a statistical sample of Mortgage Loans (the "Statistical Pool") expected to be included in the trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "Final Pool"). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although NSI believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

The Offering Documents discussed in this communication will be filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The Offering Documents may be obtained by contacting your NSI account representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

An investor or potential investor in the Securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

The Structure

Class	Approximate Certificate [(1)] Principal Balance		Expected Percentage of Principal	Anticipated Rating S&P/Moody's [(2)]	Coupon Type [(3)]	Daycount	WAL [(4)]	Principal [(4)] Window	Legal Final Maturity
A-1	$	82,360,000	36.88%	AAA/Aaa	Flt	Act/360	0.9	07/04 - 03/06	06/34
A-2	$	18,005,000	8.06%	AAA/Aaa	Fix	30/360	2.0	03/06 - 09/06	06/34
A-3	$	43,605,000	19.53%	AAA/Aaa	Fix	30/360	3.0	09/06 - 06/08	06/34
A-4	$	25,430,000	11.39%	AAA/Aaa	Fix	30/360	5.0	06/08 - 11/10	06/34
A-5	$	19,600,000	8.78%	AAA/Aaa	Fix	30/360	7.8	11/10 - 07/12	06/34
A-6	$	22,500,000	10.08%	AAA/Aaa	Fix	30/360	6.3	07/07 - 07/12	06/34
A- IO		(5)	(5)	AAA/Aaa	(6)	30/360	0.75	NA	
M-1	$	4,950,000	2.22%	AA/Aa2	Fix	30/360	5.4	07/07 - 07/12	06/34
M-2	$	3,824,000	1.71%	A/A2	Fix	30/360	5.4	07/07 - 07/12	06/34
M-3	$	3,037,000	1.36%	BBB/Baa2	Fix	30/360	5.4	07/07 - 07/12	06/34

(1) The Principal Balance of each Class of Certificates is subject to a 10% variance.
(2) Expected Ratings are from a minimum of two of the three rating agencies. Final class sizes and Rating Agency support levels will be contingent on the Final Pool, excess spread levels and other structural attributes.
(3) Subject to a cap as described herein (See "Net WAC Pass-Through Rate" herein) and a step-up as described herein (see "Coupon Step-up" herein).
(4) Assuming payment based on 120% "PPC" (as defined herein) to Optional Redemption (as defined herein); Duration is shown in place of WAL for the Class A-IO Certificates at an assumed price of 5.11655.
(5) The Class A-IO certificates will not have a certificate principal balance, but will accrue interest at the stated Initial Pass-Through Rate for the first twelve months and at the stated Initial Pass-Through Rate less 1% for the next twelve months, based on a Notional Amount. The Notional Amount of the Class A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 6th Distribution Date $[28,125,000]; from and including the 7th through the 10th Distribution Date $[22,500,000]; from and including the 11th through the 13th Distribution Date $[20,250,000]; from and including the 14th through the 15th Distribution Date $[16,875,000]; from and including the 16th through the 19th Distribution Date $[13,500,000]; from and including the 20th through the 21st Distribution Date $[11,250,000]; from and including the 22nd through the 23rd Distribution Date $[9,000,000]; on the 24th Distribution Date $[5,850,000]; and thereafter $0 and (b) the then aggregate principal balance of the Mortgage Loans (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).
(6) The initial pass-through rate for the class A-IO certificate will be 4.50% for periods 1 – 12.

- The collateral pool consists of one- to four-family fixed-rate residential mortgage loans secured by first liens (the "Mortgage Loans"). The Mortgage Loans are expected to have an aggregate principal balance as of the Cut-Off Date (as defined herein) of approximately [$225,000,000] (the "Cut-off Date Balance").
- The "Offered Certificates" consist of the Class A Certificates and the Mezzanine Certificates. The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-IO Certificates shall be referred to collectively herein as the Class A Certificates and the Class M-1, Class M-2 and Class M-3 Certificates shall be referred to collectively herein as the Mezzanine Certificates.
- Credit support is provided through subordination, overcollateralization and excess spread.
- The model used in these Computational Materials, referred to as the prospectus prepayment curve ("PPC"), is a prepayment assumption, which represents an assumed rate of prepayment each month throughout the life of a pool of mortgage loans similar to the Mortgage Loans, relative to the then outstanding principal balance of such pool. A [100%] PPC assumes that the outstanding principal balance of a pool of mortgage loans prepays at a constant prepayment rate ("CPR") equal to 6% in the first month of the life of such pool, such rate increasing by approximately an additional 1.27% CPR (14%/11) each month thereafter through the twelfth month of the life of such pool, and such rate thereafter remaining constant at [20]% CPR for the remainder of the life of such pool.

Transaction Overview

Depositor:	Nomura Asset Acceptance Corp. ("NAAC")
Underwriter:	Nomura Securities International, Inc.
Seller:	Nomura Credit & Capital, Inc. ("NCCI")
Servicer:	Initially, GMAC Mortgage Corporation. NAAC will retain the right to appoint a successor servicer meeting parameters more fully described in the Final Offering Documents.
Special Servicer:	NAAC and/or its assignee will reserve the right to appoint a special servicer.
Originators/Sellers:	The Mortgage Loans were primarily acquired from First National Bank of Nevada ("FNBN") (approximately 41%) with the remainder (approximately 59%) acquired from other originators.
Trustee:	JPMorgan Chase Bank
Custodian:	JPMorgan Chase Bank
Type of Offering:	The certificates will be offered from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.
Cut-off Date:	June 1, 2004
Closing Date:	On or about June 28, 2004
Due Period:	Commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
First Distribution Date:	July 26, 2004
Distribution Date:	The 25th day of each month or the next business day.
Prepayment Period:	With respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs.
Optional Redemption Date:	If the total outstanding principal balance of all the Mortgage Loans on any Distribution Date is less than 10% of the Cut-off Date Balance, the holder of the call rights may purchase the Mortgage Loans remaining in the trust, but is not required to do so, but in no case, prior to the Distribution Date occurring in July 2006.
SMMEA Eligibility:	The Class A Certificates and the Class M-1 Certificates will be "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984.
ERISA:	All of the Offered Certificates are expected to be ERISA eligible.
Taxation – REMIC:	One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Summary of Terms

Net Mortgage Rate	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable mortgage rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Fee Rates.
Interest Accrual Period	Interest on the Offered Certificates (other than the Class A-1 Certificates) will accrue during the calendar month preceding the related Distribution Date. The Interest Accrual Period for the Class A-1 Certificates will be (a) as to the Distribution Date in July 2004, the period commencing on the Closing Date and ending on the day preceding the Distribution Date in July 2004, and (b) as to any Distribution Date after the Distribution Date in July 2004, the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs and ending on the day preceding that Distribution Date. Interest will be calculated on a 30/360 basis for all classes other than Class A-1, which shall accrue interest on an actual/360 basis.
Interest Distribution Amount	For the certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the certificate principal balance or Notional Amount, as applicable, of that class immediately prior to such Distribution Date at the applicable pass-through rate for such class, and reduced (to an amount not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Servicer and shortfalls resulting from the application of the Servicemembers Civil Relief Act.
Interest Carry Forward Amount	For the certificates of any class on any Distribution Date is equal to the amount, if any, by which the Interest Distribution Amount for that class of certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on such class of certificates in respect of interest on the immediately preceding Distribution Date, together with any Interest Carry Forward Amount with respect to such class of certificates remaining unpaid from the previous Distribution Date.
Senior Interest Distribution Amount	For the Class A Certificates on any Distribution Date, an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Fee Rates	Means the fee rates payable to the Servicer and, where applicable, the premium payable in connection with any lender paid primary mortgage insurance which aggregate to a per annum rate of approximately 0.266%, payable monthly.
Compensating Interest	The Servicer will be required to cover prepayment interest shortfalls in full up to the aggregate Servicing Fee payable to the Servicer during the related Prepayment Period on Mortgage Loans serviced by the Servicer, without reimbursement therefor.
Realized Losses	Any loss on a Mortgage Loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.
Monthly Servicer Advances	The Servicer will be obligated to make advances of delinquent monthly principal and interest payments with respect to the Mortgage Loans, but only to the extent such amounts are deemed recoverable.

Net Monthly Excess Cashflow

For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) the Senior Interest Distribution Amount for such Distribution Date payable to the holders of the Class A Certificates, (y) the Interest Distribution Amount for such Distribution Date payable to the holders of the Mezzanine Certificates and (z) the amount of principal required to be distributed to the holders of the Offered Certificates on such Distribution Date.

Credit Enhancement

Subordination

The Class A Certificates will have a payment priority over the Mezzanine Certificates. Among the classes of Mezzanine Certificates, each class of Mezzanine Certificates with a lower numerical designation will have a payment priority over each class of Mezzanine Certificates with a higher numerical designation.

Excess Spread and Overcollateralization

The Mortgage Loans are expected to generate more interest than is needed to pay interest on the certificates because the weighted average net mortgage rate of the Mortgage Loans will be higher than the weighted average pass-through rate on the certificates and, as overcollateralization increases, such higher interest rate is paid on a principal balance of Mortgage Loans that is larger than the aggregate certificate principal balance of the certificates. Interest payments received in respect of the Mortgage Loans in excess of the amount that is needed to pay interest on the certificates and related trust expenses will be used to reduce the total certificate principal balance of such certificates (other than the Class A-IO Certificates) until a required level of overcollateralization has been achieved. The required level of overcollateralization is expected to be between 0.65% and 0.75% of the Cut-off Date Balance. The Overcollateralization Amount will provide credit support to the Offered Certificates. For any related calculated items in these Computational Materials, the required level of overcollateralization is assumed to be 0.75%.

Allocation of Losses

Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date in the following order of priority:

1. To Net Monthly Excess Cashflow;
2. To the Overcollateralization Amount, until reduced to zero;
3. To the Class M-3 Certificates, until reduced to zero;
4. To the Class M-2 Certificates, until reduced to zero and
5. To the Class M-1 Certificates, until reduced to zero.

There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest, such allocated amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Date).

Required Overcollateralization Amount

Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the aggregate certificate principal balance of the certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Offered Certificates. The Required Overcollateralization Amount for the Offered Certificates, which will be fully established at issuance, is anticipated to be between 0.65% and 0.75% of the Cut-off Date Balance. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, Net Monthly Excess Cashflow, if available, will be applied first to pay principal on the Class A Certificates, other than the Class A-IO Certificates, then to pay principal on the Mezzanine Certificates until the Overcollateralization Amount equals the Required Overcollateralization Amount.

Required Overcollateralization Percentage

For any Distribution Date, a percentage equal to (a) the Required Overcollateralization Amount divided by (b) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period).

Overcollateralization Increase Amount

An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount

An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all distributions of principal required to be made on the Distribution Date.

Notional Amount

The Notional Amount of the Class A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 6th Distribution Date $[28,125,000]; from and including the 7th through the 10th Distribution Date $[22,500,000]; from and including the 11th through the 13th Distribution Date $[20,250,000]; from and including the 14th through the 15th Distribution Date $[16,875,000]; from and including the 16th through the 19th Distribution Date $[13,500,000]; from and including the 20th through the 21st Distribution Date $[11,250,000]; from and including the 22nd through the 23rd Distribution Date $[9,000,000]; on the 24th Distribution Date $[5,850,000]; and thereafter $0 and (b) the then aggregate principal balance of the Mortgage Loans (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Stepdown Date

Is the earlier of (i) the first Distribution Date on which the certificate principal balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in July 2007, and (y) the first Distribution Date on which the Credit Enhancement Percentage ("CE%") of the Class A Certificates (calculated for this purpose only after taking into account the receipt of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the certificates) is greater than or equal to approximately 12.00%.

Credit Enhancement Percentage

The Credit Enhancement Percentage for any class of Offered Certificates and any Distribution Date is the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the class or classes of Offered Certificates subordinate thereto and (ii) the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on such Distribution Date.

Class	(Moody's / S&P)	Initial CE %
A	Aaa / AAA	6.00%
M-1	Aa2 /AA	3.80%
M-2	A2 / A	2.10%
M-3	Baa2 / BBB	0.75%

Net WAC Pass-Through Rate

(A) Beginning with the July 2004 Distribution Date, up to and including the June 2006 Distribution Date, a per annum rate (adjusted in the case of the Class A-1 Certificates for the actual number of days elapsed in the related Interest Accrual Period) equal to (1) the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs minus (2) the pass-through rate for the Class A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such Distribution Date, and the denominator of which is (y) the aggregate principal balance of the Mortgage Loans as of the first day of the month in which such Distribution Date occurs and (B) for each Distribution Date thereafter, a per annum rate (adjusted in the case of the Class A-1 Certificates for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs.

Net WAC Rate Carryover Amount

If on any Distribution Date the pass-through rate for any class of Offered Certificates, other than the Class A-IO Certificates, is limited to the Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" will be equal to the sum of (i) the excess of (a) the amount of interest such class of Offered Certificates would have been entitled to receive on such Distribution Date if the Net WAC Pass-Through Rate would not have been applicable to such class of certificates over (b) the amount of interest accrued on such class at the applicable Net WAC Pass-Through Rate plus (ii) the related Net WAC Rate Carryover Amount from the prior Distribution Date not previously distributed. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of available funds.

Available Distribution Amount

For any Distribution Date, an amount equal to the amount available in the certificate account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled and unscheduled payments on the Mortgage Loans, insurance proceeds and liquidation proceeds, received or advanced during the related Due Period, in each case net of amounts reimbursable to the Trustee and the Servicer and reduced by the fees payable to the Servicer.

Class A-6 Lockout Distribution Amount

For any Distribution Date, the Class A-6 Lockout Distribution Percentage for the Distribution Date multiplied by the product of, (A) a fraction, the numerator of which is the certificate principal balance of the Class A-6 Certificates and the denominator of which is the aggregate certificate principal balance of all the Class A Certificates (other than the Class A-IO Certificates and in each case immediately prior to such Distribution Date) and (B) the Senior Principal Distribution Amount for such Distribution Date.

Class A-6 Lockout Distribution Percentage

The Class A-6 Lockout Distribution Percentage is assigned as follows:

Distribution Date Occurring in	Percentage
July 2004 to June 2007	0%
July 2007 to June 2009	45%
July 2009 to June 2010	80%
July 2010 to June 2011	100%
July 2011 and thereafter	300%

Principal Distribution Amount

For any Distribution Date, an amount generally equal to the aggregate amount of the principal portion of all scheduled and unscheduled payments on the Mortgage Loans due during the related Due Period (whether or not received prior to the Determination Date), insurance proceeds, liquidation proceeds, and any principal amounts related to the repurchase of loans, that are received, in each case net of amounts reimbursable to the Trustee and the Servicer, plus the Overcollateralization Increase Amount, if any, or minus the Overcollateralization Reduction Amount, if any.

Senior Principal Distribution Amount

With respect to any Distribution Date, prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for such Distribution Date.

With respect to any Distribution Date, on or after the Stepdown Date, if no Trigger Event is in effect, an amount equal to the excess (if any) of (x) the aggregate certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates) immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the product of (i) the aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (ii) the sum of (A) approximately 10.50% and (B) the Required Overcollateralization Percentage.

The Senior Principal Distribution Amount will generally be distributed to the holders of the Class A Certificates in the following order of priority:

1. To the Class A-6 Certificates, the Class A-6 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance thereof is reduced to zero; and
2. To the Class A-1, A-2, A-3, A-4, A-5 and A-6 Certificates, sequentially, until the certificate principal balance of each such class is reduced to zero.

Class M-1 Principal Distribution Amount

With respect to each Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount remaining after payment of the Senior Principal Distribution Amount to the Class A Certificates on such Distribution Date.

With respect to each Distribution Date which occurs on or after the Stepdown Date (if no Trigger Event exists), an amount equal to the lesser of (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Senior Principal Distribution Amount and (ii) the excess (if any) of (x) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date) and (2) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 6.10% and (B) the Required Overcollateralization Percentage.

Class M-2 Principal Distribution Amount

With respect to each Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount remaining after payment of the Senior Principal Distribution Amount to the Class A Certificates and the Class M-1 Principal Distribution Amount to the Class M-1 Certificates, in each case on such Distribution Date.

With respect to each Distribution Date which occurs on or after the Stepdown Date (if no Trigger Event exists), an amount equal to the lesser of (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Senior Principal Distribution Amount and the Class M-1 Principal Distribution Amount and, (ii) the excess (if any) of (x) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date) and (3) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 2.70% and (B) the Required Overcollateralization Percentage.

Class M-3 Principal Distribution Amount

With respect to each Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount remaining after payment of the Senior Principal Distribution Amount to the Class A Certificates (other than the Class A-IO Certificates), the Class M-1 Principal Distribution Amount to the Class M-1 Certificates and the Class M-2 Principal Distribution Amount to the Class M-2 Certificates, in each case on such Distribution Date.

With respect to each Distribution Date which occurs on or after the Stepdown Date (if no Trigger Event exists), an amount equal to the lesser of (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Senior Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and, (ii) the excess (if any) of (x) the certificate principal balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date), (3) the certificate principal balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Distribution Date) and (4) Required Overcollateralization Amount.

Prior to the Stepdown Date or if a Trigger Event is in effect, principal payments will be paid first to the Class A Certificates (other than the Class A-IO Certificates) in the manner and order of priority described under "Senior Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the certificate principal balance of each such class has been reduced to zero.

Coupon Step-up

On the Distribution Date following the first possible Optional Redemption Date, the pass-through rates on the Class A-5, Class A-6, Class M-1, Class M-2 and Class M-3 Certificates will increase by 0.50% per annum, subject to the Net WAC Pass-Through Rate.

Trigger Event

If either the Delinquency Test or Cumulative Loss Test is violated:

Delinquency Test:

The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of Mortgage Loans delinquent 60 days or more by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 60% of the Credit Enhancement Percentage for the Class A Certificates on such Distribution Date.

Cumulative Loss Test:

The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the Cut-off Date Balance exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
March 2007 to February 2008	0.90%
March 2008 to February 2009	1.15%
March 2009 to February 2010	1.45%
March 2010 to February 2011	1.65%
March 2011 and thereafter	1.85%

Payment Priority

On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. From the interest portion of the Available Distribution Amount, to pay interest on the Class A Certificates, pro rata, including any Interest Carry Forward Amount from a prior Distribution Date, and then to pay interest to the Mezzanine Certificates sequentially excluding any Interest Carry Forward Amount from a prior Distribution Date.
2. From the principal portion of the remaining Available Distribution Amount, to pay principal on the Class A Certificates, other than the Class A-IO Certificates, in accordance with the principal payment provisions described in "Senior Principal Distribution Amount".
3. From the principal portion of the Available Distribution Amount remaining after payments of principal to the Class A Certificates, other than the Class A-IO Certificates, to pay principal to the Class M-1, Class M-2 and Class M-3 Certificates, in that order, in the amounts specified under "Class M-1 Principal Distribution Amount", "Class M-2 Principal Distribution Amount", and "Class M-3 Principal Distribution Amount".
4. From Net Monthly Excess Cashflow, if any, to the certificates then entitled to receive distributions in respect of principal in order to reduce the certificate principal balance of such certificates to the extent necessary to maintain the Required Overcollateralization Amount.
5. From Net Monthly Excess Cashflow, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
6. From Net Monthly Excess Cashflow, if any, to pay the applicable Net WAC Rate Carryover Amount on the Class A Certificates and the Mezzanine Certificates.
7. To pay any remaining amount to the non-offered subordinate certificates in accordance with the pooling and servicing agreement.

Price/Yield Table – Class A-1 (1):

Price/Yield	PPC					
	0	50	100	120	150	200
99-16	1.35	1.56	1.78	1.86	1.98	2.18
99-20	1.34	1.50	1.66	1.72	1.81	1.96
99-24	1.33	1.43	1.54	1.58	1.64	1.74
99-28	1.32	1.37	1.42	1.44	1.47	1.52
100-00	1.30	1.30	1.30	1.30	1.30	1.30
100-04	1.29	1.24	1.19	1.17	1.13	1.09
100-08	1.28	1.17	1.07	1.03	0.97	0.87
100-12	1.27	1.11	0.95	0.89	0.80	0.65
100-16	1.26	1.05	0.83	0.75	0.63	0.43
WAL to Optional Redemption	11.6	2.0	1.1	0.9	0.7	0.6
Principal Window	Jul04 - Feb24	Jul04 - Jul08	Jul04 - Jul06	Jul04 - Mar06	Jul04 - Nov05	Jul04 - Jul05

DEC Table – Class A-1 (2):

Distribution Date	PPC					
	0	50	100	120	150	200
June 28, 2004	100	100	100	100	100	100
June 25, 2005	97	74	50	41	27	3
June 25, 2006	94	46	3	0	0	0
June 25, 2007	90	22	0	0	0	0
June 25, 2008	86	1	0	0	0	0
June 25, 2009	82	0	0	0	0	0
June 25, 2010	78	0	0	0	0	0
June 25, 2011	74	0	0	0	0	0
June 25, 2012	71	0	0	0	0	0
June 25, 2013	67	0	0	0	0	0
June 25, 2014	63	0	0	0	0	0
June 25, 2015	58	0	0	0	0	0
June 25, 2016	53	0	0	0	0	0
June 25, 2017	47	0	0	0	0	0
June 25, 2018	41	0	0	0	0	0
June 25, 2019	35	0	0	0	0	0
June 25, 2020	28	0	0	0	0	0
June 25, 2021	21	0	0	0	0	0
June 25, 2022	14	0	0	0	0	0
June 25, 2023	5	0	0	0	0	0
June 25, 2024	0	0	0	0	0	0
June 25, 2025	0	0	0	0	0	0
June 25, 2026	0	0	0	0	0	0
June 25, 2027	0	0	0	0	0	0
June 25, 2028	0	0	0	0	0	0
June 25, 2029	0	0	0	0	0	0
June 25, 1930	0	0	0	0	0	0
June 25, 1931	0	0	0	0	0	0
June 25, 1932	0	0	0	0	0	0
June 25, 1933	0	0	0	0	0	0
June 25, 1934	0	0	0	0	0	0
WAL to Maturity	11.6	2.0	1.1	0.9	0.7	0.6
Principal Window	Jul04-Feb24	Jul04-Jul08	Jul04-Jul06	Jul04-Mar06	Jul04-Nov05	Jul04-Jul05
WAL to Optional Redemption	11.6	2.0	1.1	0.9	0.7	0.6
Principal Window	Jul04 - Feb24	Jul04 - Jul08	Jul04 - Jul06	Jul04 - Mar06	Jul04 - Nov05	Jul04 - Jul05

(1) Assumes exercise of Optional Redemption. 1-month LIBOR assumed to be 1.10%

(2) Assumes no exercise of Optional Redemption.

There is no assurance that prepayment of the Mortgage Loans will conform to any of the constant percentages of CPR described in the DEC Tables or any other constant rate, including, but not limited to, the rate used in structuring the certificates. Among other things, the DEC Tables assume that the Mortgage Loans prepay at the indicated constant percentage of CPR, notwithstanding the fact that such Mortgage Loans may vary substantially as to note rate and payment terms. Variations in actual prepayment experience for the Mortgage Loans will increase or decrease the percentages of initial principal balances (and weighted average lives) shown in the DEC Tables. There can be no assurance that the Mortgage Loans will have the assumed characteristics, that the purchase prices of the certificates will be as assumed, or that the pre-tax yields to maturity will correspond to any of the pre-tax yields shown herein. The actual prices to be paid for the certificates have not been determined and will be dependent on the characteristics of the Mortgage Loans in the Final Pool as ultimately constituted.

The assumed characteristics used to create the above data will be described in the Final Offering Documents.

Price/Yield Table – Class A-2 (1):

Price/Yield	PPC					
	0	50	100	120	150	200
99-16	4.12	4.16	4.21	4.23	4.26	4.31
99-20	4.11	4.13	4.15	4.16	4.17	4.20
99-24	4.10	4.10	4.10	4.09	4.09	4.09
99-28	4.09	4.07	4.04	4.03	4.01	3.98
100-00	4.08	4.04	3.98	3.96	3.93	3.87
100-04	4.08	4.01	3.93	3.89	3.84	3.76
100-08	4.07	3.98	3.87	3.83	3.76	3.65
100-12	4.06	3.95	3.82	3.76	3.68	3.54
100-16	4.05	3.92	3.76	3.70	3.60	3.43
WAL to Optional Redemption	20.8	4.7	2.4	2.0	1.6	1.2
Principal Window	Feb24 - May26	Jul08 - Oct09	Jul06 - Feb07	Mar06 - Sep06	Nov05 - Apr06	Jul05 - Oct05

DEC Table – Class A-2 (2)

Distribution Date	PPC					
	0	50	100	120	150	200
June 28, 2004	100	100	100	100	100	100
June 25, 2005	100	100	100	100	100	100
June 25, 2006	100	100	100	42	0	0
June 25, 2007	100	100	0	0	0	0
June 25, 2008	100	100	0	0	0	0
June 25, 2009	100	22	0	0	0	0
June 25, 2010	100	0	0	0	0	0
June 25, 2011	100	0	0	0	0	0
June 25, 2012	100	0	0	0	0	0
June 25, 2013	100	0	0	0	0	0
June 25, 2014	100	0	0	0	0	0
June 25, 2015	100	0	0	0	0	0
June 25, 2016	100	0	0	0	0	0
June 25, 2017	100	0	0	0	0	0
June 25, 2018	100	0	0	0	0	0
June 25, 2019	100	0	0	0	0	0
June 25, 2020	100	0	0	0	0	0
June 25, 2021	100	0	0	0	0	0
June 25, 2022	100	0	0	0	0	0
June 25, 2023	100	0	0	0	0	0
June 25, 2024	83	0	0	0	0	0
June 25, 2025	37	0	0	0	0	0
June 25, 2026	0	0	0	0	0	0
June 25, 2027	0	0	0	0	0	0
June 25, 2028	0	0	0	0	0	0
June 25, 2029	0	0	0	0	0	0
June 25, 1930	0	0	0	0	0	0
June 25, 1931	0	0	0	0	0	0
June 25, 1932	0	0	0	0	0	0
June 25, 1933	0	0	0	0	0	0
June 25, 1934	0	0	0	0	0	0
WAL to Maturity	20.8	4.7	2.4	2.0	1.6	1.2
Principal Window	Feb24-May26	Jul08-Oct09	Jul06-Feb07	Mar06-Sep06	Nov05-Apr06	Jul05-Oct05
WAL to Optional Redemption	20.8	4.7	2.4	2.0	1.6	1.2
Principal Window	Feb24 - May26	Jul08 - Oct09	Jul06 - Feb07	Mar06 - Sep06	Nov05 - Apr06	Jul05 - Oct05

(1) Assumes exercise of Optional Redemption.

(2) Assumes no exercise of Optional Redemption.

There is no assurance that prepayment of the Mortgage Loans will conform to any of the constant percentages of CPR described in the DEC Tables or any other constant rate, including, but not limited to, the rate used in structuring the certificates. Among other things, the DEC Tables assume that the Mortgage Loans prepay at the indicated constant percentage of CPR, notwithstanding the fact that such Mortgage Loans may vary substantially as to note rate and payment terms. Variations in actual prepayment experience for the Mortgage Loans will increase or decrease the percentages of initial principal balances (and weighted average lives) shown in the DEC Tables. There can be no assurance that the Mortgage Loans will have the assumed characteristics, that the purchase prices of the certificates will be as assumed, or that the pre-tax yields to maturity will correspond to any of the pre-tax yields shown herein. The actual prices to be paid for the certificates have not been determined and will be dependent on the characteristics of the Mortgage Loans in the Final Pool as ultimately constituted.

The assumed characteristics used to create the above data will be described in the Final Offering Documents.

Price/Yield Table – Class A-3 (1):

Price/Yield	PPC					
	0	50	100	120	150	200
99-16	4.84	4.86	4.88	4.89	4.91	4.94
99-20	4.83	4.84	4.84	4.85	4.85	4.86
99-24	4.82	4.82	4.81	4.80	4.80	4.78
99-28	4.81	4.80	4.77	4.76	4.74	4.71
100-00	4.81	4.78	4.73	4.71	4.68	4.63
100-04	4.80	4.76	4.69	4.67	4.62	4.55
100-08	4.79	4.74	4.66	4.62	4.56	4.47
100-12	4.78	4.72	4.62	4.57	4.51	4.40
100-16	4.77	4.70	4.58	4.53	4.45	4.32
WAL to Optional Redemption	24.2	8.0	3.7	3.0	2.3	1.7
Principal Window	May26 - Sep30	Oct09 - Dec15	Feb07 - Jun09	Sep06 - Jun08	Apr06 - May07	Oct05 - Aug06

DEC Table – Class A-3 (2)

Distribution Date	PPC					
	0	50	100	120	150	200
June 28, 2004	100	100	100	100	100	100
June 25, 2005	100	100	100	100	100	100
June 25, 2006	100	100	100	100	75	11
June 25, 2007	100	100	77	42	0	0
June 25, 2008	100	100	32	0	0	0
June 25, 2009	100	100	0	0	0	0
June 25, 2010	100	81	0	0	0	0
June 25, 2011	100	59	0	0	0	0
June 25, 2012	100	46	0	0	0	0
June 25, 2013	100	33	0	0	0	0
June 25, 2014	100	19	0	0	0	0
June 25, 2015	100	6	0	0	0	0
June 25, 2016	100	0	0	0	0	0
June 25, 2017	100	0	0	0	0	0
June 25, 2018	100	0	0	0	0	0
June 25, 2019	100	0	0	0	0	0
June 25, 2020	100	0	0	0	0	0
June 25, 2021	100	0	0	0	0	0
June 25, 2022	100	0	0	0	0	0
June 25, 2023	100	0	0	0	0	0
June 25, 2024	100	0	0	0	0	0
June 25, 2025	100	0	0	0	0	0
June 25, 2026	97	0	0	0	0	0
June 25, 2027	77	0	0	0	0	0
June 25, 2028	55	0	0	0	0	0
June 25, 2029	31	0	0	0	0	0
June 25, 1930	5	0	0	0	0	0
June 25, 1931	0	0	0	0	0	0
June 25, 1932	0	0	0	0	0	0
June 25, 1933	0	0	0	0	0	0
June 25, 1934	0	0	0	0	0	0
WAL to Maturity	24.2	8.0	3.7	3.0	2.3	1.7
Principal Window	May26-Sep30	Oct09-Dec15	Feb07-Jun09	Sep06-Jun08	Apr06-May07	Oct05-Aug06
WAL to Optional Redemption	24.2	8.0	3.7	3.0	2.3	1.7
Principal Window	May26 - Sep30	Oct09 - Dec15	Feb07 - Jun09	Sep06 - Jun08	Apr06 - May07	Oct05 - Aug06

(1) Assumes exercise of Optional Redemption.

(2) Assumes no exercise of Optional Redemption.

There is no assurance that prepayment of the Mortgage Loans will conform to any of the constant percentages of CPR described in the DEC Tables or any other constant rate, including, but not limited to, the rate used in structuring the certificates. Among other things, the DEC Tables assume that the Mortgage Loans prepay at the indicated constant percentage of CPR, notwithstanding the fact that such Mortgage Loans may vary substantially as to note rate and payment terms. Variations in actual prepayment experience for the Mortgage Loans will increase or decrease the percentages of initial principal balances (and weighted average lives) shown in the DEC Tables. There can be no assurance that the Mortgage Loans will have the assumed characteristics, that the purchase prices of the certificates will be as assumed, or that the pre-tax yields to maturity will correspond to any of the pre-tax yields shown herein. The actual prices to be paid for the certificates have not been determined and will be dependent on the characteristics of the Mortgage Loans in the Final Pool as ultimately constituted.

The assumed characteristics used to create the above data will be described in the Final Offering Documents.

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and all such materials will be superseded in their entirety by the Final Offering Documents. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Price/Yield Table – Class A-4 (1):

Price/Yield	PPC					
	0	50	100	120	150	200
99-16	5.88	5.88	5.89	5.90	5.91	5.92
99-20	5.87	5.87	5.87	5.87	5.87	5.87
99-24	5.86	5.86	5.84	5.84	5.83	5.81
99-28	5.85	5.84	5.82	5.81	5.79	5.75
100-00	5.84	5.83	5.80	5.78	5.75	5.70
100-04	5.83	5.82	5.77	5.75	5.71	5.64
100-08	5.82	5.80	5.75	5.72	5.68	5.59
100-12	5.81	5.79	5.73	5.69	5.64	5.53
100-16	5.80	5.78	5.70	5.66	5.60	5.48
WAL to Optional Redemption	27.2	14.1	6.5	5.0	3.7	2.5
Principal Window	Sep30 - Sep32	Dec15 - Aug21	Jun09 - Aug13	Jun08 - Nov10	May07 - Feb09	Aug06 - Apr07

DEC Table – Class A-4 (2)

Distribution Date	PPC					
	0	50	100	120	150	200
June 28, 2004	100	100	100	100	100	100
June 25, 2005	100	100	100	100	100	100
June 25, 2006	100	100	100	100	100	100
June 25, 2007	100	100	100	100	90	0
June 25, 2008	100	100	100	100	31	0
June 25, 2009	100	100	96	43	0	0
June 25, 2010	100	100	55	9	0	0
June 25, 2011	100	100	26	0	0	0
June 25, 2012	100	100	17	0	0	0
June 25, 2013	100	100	2	0	0	0
June 25, 2014	100	100	0	0	0	0
June 25, 2015	100	100	0	0	0	0
June 25, 2016	100	88	0	0	0	0
June 25, 2017	100	67	0	0	0	0
June 25, 2018	100	48	0	0	0	0
June 25, 2019	100	31	0	0	0	0
June 25, 2020	100	15	0	0	0	0
June 25, 2021	100	2	0	0	0	0
June 25, 2022	100	0	0	0	0	0
June 25, 2023	100	0	0	0	0	0
June 25, 2024	100	0	0	0	0	0
June 25, 2025	100	0	0	0	0	0
June 25, 2026	100	0	0	0	0	0
June 25, 2027	100	0	0	0	0	0
June 25, 2028	100	0	0	0	0	0
June 25, 2029	100	0	0	0	0	0
June 25, 1930	100	0	0	0	0	0
June 25, 1931	61	0	0	0	0	0
June 25, 1932	9	0	0	0	0	0
June 25, 1933	0	0	0	0	0	0
June 25, 1934	0	0	0	0	0	0
WAL to Maturity	27.2	14.1	6.5	5.0	3.7	2.5
Principal Window	Sep30-Sep32	Dec15-Aug21	Jun09-Aug13	Jun08-Nov10	May07-Feb09	Aug06-Apr07
WAL to Optional Redemption	27.2	14.1	6.5	5.0	3.7	2.5
Principal Window	Sep30 - Sep32	Dec15 - Aug21	Jun09 - Aug13	Jun08 - Nov10	May07 - Feb09	Aug06 - Apr07

(1) Assumes exercise of Optional Redemption.

(2) Assumes no exercise of Optional Redemption.

There is no assurance that prepayment of the Mortgage Loans will conform to any of the constant percentages of CPR described in the DEC Tables or any other constant rate, including, but not limited to, the rate used in structuring the certificates. Among other things, the DEC Tables assume that the Mortgage Loans prepay at the indicated constant percentage of CPR, notwithstanding the fact that such Mortgage Loans may vary substantially as to note rate and payment terms. Variations in actual prepayment experience for the Mortgage Loans will increase or decrease the percentages of initial principal balances (and weighted average lives) shown in the DEC Tables. There can be no assurance that the Mortgage Loans will have the assumed characteristics, that the purchase prices of the certificates will be as assumed, or that the pre-tax yields to maturity will correspond to any of the pre-tax yields shown herein. The actual prices to be paid for the certificates have not been determined and will be dependent on the characteristics of the Mortgage Loans in the Final Pool as ultimately constituted.

The assumed characteristics used to create the above data will be described in the Final Offering Documents.

Price/Yield Table – Class A-5 (1):

Price/Yield	PPC					
	0	50	100	120	150	200
99-16	6.08	6.08	6.09	6.09	6.10	6.11
99-20	6.07	6.07	6.07	6.07	6.07	6.07
99-24	6.06	6.06	6.05	6.05	6.04	6.03
99-28	6.05	6.05	6.04	6.03	6.02	5.99
100-00	6.05	6.04	6.02	6.01	5.99	5.95
100-04	6.04	6.03	6.00	5.99	5.97	5.91
100-08	6.03	6.01	5.99	5.97	5.94	5.88
100-12	6.02	6.00	5.97	5.95	5.91	5.84
100-16	6.01	5.99	5.95	5.93	5.89	5.80
WAL to Optional Redemption	28.3	17.6	9.7	7.8	5.8	3.7
Principal Window	Sep32 - Oct32	Aug21 - Jan22	Aug13 - Mar14	Nov10 - Jul12	Feb09 - Nov10	Apr07 - Jan09

DEC Table – Class A-5 (2)(3):

Distribution Date	PPC					
	0	50	100	120	150	200
June 28, 2004	100	100	100	100	100	100
June 25, 2005	100	100	100	100	100	100
June 25, 2006	100	100	100	100	100	100
June 25, 2007	100	100	100	100	100	76
June 25, 2008	100	100	100	100	100	32
June 25, 2009	100	100	100	100	79	0
June 25, 2010	100	100	100	100	48	0
June 25, 2011	100	100	100	82	32	0
June 25, 2012	100	100	100	77	32	0
June 25, 2013	100	100	100	62	26	0
June 25, 2014	100	100	82	47	17	0
June 25, 2015	100	100	64	33	9	0
June 25, 2016	100	100	48	23	3	0
June 25, 2017	100	100	36	14	0	0
June 25, 2018	100	100	26	8	0	0
June 25, 2019	100	100	18	4	0	0
June 25, 2020	100	100	12	*	0	0
June 25, 2021	100	100	7	0	0	0
June 25, 2022	100	86	3	0	0	0
June 25, 2023	100	72	*	0	0	0
June 25, 2024	100	59	0	0	0	0
June 25, 2025	100	48	0	0	0	0
June 25, 2026	100	38	0	0	0	0
June 25, 2027	100	29	0	0	0	0
June 25, 2028	100	21	0	0	0	0
June 25, 2029	100	14	0	0	0	0
June 25, 1930	100	8	0	0	0	0
June 25, 1931	100	3	0	0	0	0
June 25, 1932	100	0	0	0	0	0
June 25, 1933	39	0	0	0	0	0
June 25, 1934	0	0	0	0	0	0
WAL to Maturity	28.9	21.3	12.5	10.1	7.0	3.7
Principal Window	Sep32-Jan34	Aug21-Jan32	Aug13-Jul23	Nov10-Aug20	Feb09-Apr17	Apr07-May09
WAL to Optional Redemption	28.3	17.6	9.7	7.8	5.8	3.7
Principal Window	Sep32 - Oct32	Aug21 - Jan22	Aug13 - Mar14	Nov10 - Jul12	Feb09 - Nov10	Apr07 - Jan09

(1) Assumes exercise of Optional Redemption.

(2) "*" represents less than 0.5% and greater than 0% of the original principal balance.

(3) Assumes no exercise of Optional Redemption.

There is no assurance that prepayment of the Mortgage Loans will conform to any of the constant percentages of CPR described in the DEC Tables or any other constant rate, including, but not limited to, the rate used in structuring the certificates. Among other things, the DEC Tables assume that the Mortgage Loans prepay at the indicated constant percentage of CPR, notwithstanding the fact that such Mortgage Loans may vary substantially as to note rate and payment terms. Variations in actual prepayment experience for the Mortgage Loans will increase or decrease the percentages of initial principal balances (and weighted average lives) shown in the DEC Tables. There can be no assurance that the Mortgage Loans will have the assumed characteristics, that the purchase prices of the certificates will be as assumed, or that the pre-tax yields to maturity will correspond to any of the pre-tax yields shown herein. The actual prices to be paid for the certificates have not been determined and will be dependent on the characteristics of the Mortgage Loans in the Final Pool as ultimately constituted.

The assumed characteristics used to create the above data will be described in the Final Offering Documents.

Price/Yield Table – Class A-6 [(1)]:

Price/Yield	PPC					
	0	50	100	120	150	200
99-16	5.67	5.68	5.68	5.68	5.68	5.69
99-20	5.66	5.66	5.66	5.66	5.66	5.66
99-24	5.64	5.64	5.63	5.63	5.63	5.62
99-28	5.63	5.62	5.61	5.61	5.60	5.59
100-00	5.62	5.60	5.59	5.58	5.58	5.56
100-04	5.60	5.58	5.56	5.56	5.55	5.52
100-08	5.59	5.56	5.54	5.53	5.52	5.49
100-12	5.58	5.54	5.52	5.51	5.50	5.46
100-16	5.56	5.52	5.49	5.49	5.47	5.43
WAL to Optional Redemption	14.4	8.2	6.7	6.3	5.6	4.4
Principal Window	Jul07 - Oct32	Jul07 - Jan22	Jul07 - Mar14	Jul07 - Jul12	Aug07 - Nov10	Oct07 - Jan09

DEC Table – Class A-6 [(2)(3)]:

Distribution Date	PPC					
	0	50	100	120	150	200
June 28, 2004	100	100	100	100	100	100
June 25, 2005	100	100	100	100	100	100
June 25, 2006	100	100	100	100	100	100
June 25, 2007	100	100	100	100	100	100
June 25, 2008	99	94	90	88	86	84
June 25, 2009	99	89	80	77	73	63
June 25, 2010	97	79	66	61	53	34
June 25, 2011	95	70	51	44	35	17
June 25, 2012	89	47	23	17	13	7
June 25, 2013	83	32	10	6	3	1
June 25, 2014	76	21	5	2	1	0
June 25, 2015	69	14	2	1	*	0
June 25, 2016	62	9	1	*	*	0
June 25, 2017	56	6	*	*	0	0
June 25, 2018	49	4	*	*	0	0
June 25, 2019	42	2	*	*	0	0
June 25, 2020	37	1	*	0	0	0
June 25, 2021	32	1	*	0	0	0
June 25, 2022	27	1	*	0	0	0
June 25, 2023	22	*	0	0	0	0
June 25, 2024	17	*	0	0	0	0
June 25, 2025	13	*	0	0	0	0
June 25, 2026	10	*	0	0	0	0
June 25, 2027	7	*	0	0	0	0
June 25, 2028	5	*	0	0	0	0
June 25, 2029	3	*	0	0	0	0
June 25, 1930	1	*	0	0	0	0
June 25, 1931	1	*	0	0	0	0
June 25, 1932	*	0	0	0	0	0
June 25, 1933	*	0	0	0	0	0
June 25, 1934	0	0	0	0	0	0
WAL to Maturity	14.4	8.2	6.8	6.5	6.1	5.6
Principal Window	Jul07-Nov33	Jul07-Nov31	Jul07-May23	Jul07-Jun20	Aug07-Feb17	Oct07-Sep13
WAL to Optional Redemption	14.4	8.2	6.7	6.3	5.6	4.4
Principal Window	Jul07 - Oct32	Jul07 - Jan22	Jul07 - Mar14	Jul07 - Jul12	Aug07 - Nov10	Oct07 - Jan09

(1) Assumes exercise of Optional Redemption.

(2) "*" represents less than 0.5% and greater than 0% of the original principal balance.

(3) Assumes no exercise of Optional Redemption.

There is no assurance that prepayment of the Mortgage Loans will conform to any of the constant percentages of CPR described in the DEC Tables or any other constant rate, including, but not limited to, the rate used in structuring the certificates. Among other things, the DEC Tables assume that the Mortgage Loans prepay at the indicated constant percentage of CPR, notwithstanding the fact that such Mortgage Loans may vary substantially as to note rate and payment terms. Variations in actual prepayment experience for the Mortgage Loans will increase or decrease the percentages of initial principal balances (and weighted average lives) shown in the DEC Tables. There can be no assurance that the Mortgage Loans will have the assumed characteristics, that the purchase prices of the certificates will be as assumed, or that the pre-tax yields to maturity will correspond to any of the pre-tax yields shown herein. The actual prices to be paid for the certificates have not been determined and will be dependent on the characteristics of the Mortgage Loans in the Final Pool as ultimately constituted.

The assumed characteristics used to create the above data will be described in the Final Offering Documents.

Price/Yield Table – Class M-1 (1):

Price/Yield	PPC					
	0	50	100	120	150	200
99-16	6.08	6.09	6.10	6.10	6.10	6.11
99-20	6.07	6.07	6.07	6.07	6.07	6.07
99-24	6.06	6.06	6.05	6.04	6.04	6.03
99-28	6.05	6.04	6.02	6.01	6.00	5.99
100-00	6.04	6.03	6.00	5.98	5.97	5.95
100-04	6.03	6.01	5.97	5.96	5.94	5.91
100-08	6.02	6.00	5.95	5.93	5.90	5.87
100-12	6.01	5.98	5.92	5.90	5.87	5.83
100-16	6.01	5.96	5.90	5.87	5.84	5.79
WAL to Optional Redemption	25.6	11.9	6.4	5.4	4.4	3.6
Principal Window	Jun25 - Oct32	Jun10 - Jan22	Jul07 - Mar14	Jul07 - Jul12	Jul07 - Nov10	Aug07 - Jan09

DEC Table – Class M-1 (2):

Distribution Date	PPC					
	0	50	100	120	150	200
June 28, 2004	100	100	100	100	100	100
June 25, 2005	100	100	100	100	100	100
June 25, 2006	100	100	100	100	100	100
June 25, 2007	100	100	100	100	100	100
June 25, 2008	100	100	80	66	48	27
June 25, 2009	100	100	63	49	33	16
June 25, 2010	100	99	50	37	23	9
June 25, 2011	100	87	39	27	16	5
June 25, 2012	100	77	31	20	11	3
June 25, 2013	100	68	24	15	7	2
June 25, 2014	100	60	19	11	5	0
June 25, 2015	100	52	15	8	3	0
June 25, 2016	100	45	11	6	2	0
June 25, 2017	100	39	9	4	0	0
June 25, 2018	100	34	7	3	0	0
June 25, 2019	100	29	5	2	0	0
June 25, 2020	100	25	4	2	0	0
June 25, 2021	100	22	3	0	0	0
June 25, 2022	100	19	2	0	0	0
June 25, 2023	100	16	2	0	0	0
June 25, 2024	100	13	0	0	0	0
June 25, 2025	99	11	0	0	0	0
June 25, 2026	91	9	0	0	0	0
June 25, 2027	81	7	0	0	0	0
June 25, 2028	71	6	0	0	0	0
June 25, 2029	61	4	0	0	0	0
June 25, 1930	49	3	0	0	0	0
June 25, 1931	37	2	0	0	0	0
June 25, 1932	23	0	0	0	0	0
June 25, 1933	9	0	0	0	0	0
June 25, 1934	0	0	0	0	0	0
WAL to Maturity	25.7	12.8	7.1	6.0	4.9	4.0
Principal Window	Jun25-Jan34	Jun10-Feb32	Jul07-Sep23	Jul07-Oct20	Jul07-Jun17	Aug07-Oct13
WAL to Optional Redemption	25.6	11.9	6.4	5.4	4.4	3.6
Principal Window	Jun25 - Oct32	Jun10 - Jan22	Jul07 - Mar14	Jul07 - Jul12	Jul07 - Nov10	Aug07 - Jan09

(1) Assumes exercise of Optional Redemption.

(2) Assumes no exercise of Optional Redemption.

There is no assurance that prepayment of the Mortgage Loans will conform to any of the constant percentages of CPR described in the DEC Tables or any other constant rate, including, but not limited to, the rate used in structuring the certificates. Among other things, the DEC Tables assume that the Mortgage Loans prepay at the indicated constant percentage of CPR, notwithstanding the fact that such Mortgage Loans may vary substantially as to note rate and payment terms. Variations in actual prepayment experience for the Mortgage Loans will increase or decrease the percentages of initial principal balances (and weighted average lives) shown in the DEC Tables. There can be no assurance that the Mortgage Loans will have the assumed characteristics, that the purchase prices of the certificates will be as assumed, or that the pre-tax yields to maturity will correspond to any of the pre-tax yields shown herein. The actual prices to be paid for the certificates have not been determined and will be dependent on the characteristics of the Mortgage Loans in the Final Pool as ultimately constituted.

The assumed characteristics used to create the above data will be described in the Final Offering Documents.

Price/Yield Table – Class M-2 [(1)]:

Price/Yield	PPC					
	0	50	100	120	150	200
99-16	6.08	6.09	6.10	6.10	6.10	6.11
99-20	6.07	6.07	6.07	6.07	6.07	6.07
99-24	6.06	6.06	6.05	6.04	6.04	6.03
99-28	6.05	6.04	6.02	6.01	6.00	5.99
100-00	6.04	6.03	6.00	5.98	5.97	5.95
100-04	6.03	6.01	5.97	5.96	5.93	5.91
100-08	6.02	6.00	5.95	5.93	5.90	5.87
100-12	6.01	5.98	5.92	5.90	5.87	5.83
100-16	6.01	5.96	5.90	5.87	5.83	5.79
WAL to Optional Redemption	25.6	11.9	6.4	5.4	4.4	3.6
Principal Window	Jun25 - Oct32	Jun10 - Jan22	Jul07 - Mar14	Jul07 - Jul12	Jul07 - Nov10	Jul07 - Jan09

DEC Table – Class M-2 [(2)]:

Distribution Date	PPC					
	0	50	100	120	150	200
June 28, 2004	100	100	100	100	100	100
June 25, 2005	100	100	100	100	100	100
June 25, 2006	100	100	100	100	100	100
June 25, 2007	100	100	100	100	100	100
June 25, 2008	100	100	80	66	48	27
June 25, 2009	100	100	63	49	33	16
June 25, 2010	100	99	50	37	23	9
June 25, 2011	100	87	39	28	16	5
June 25, 2012	100	77	31	20	11	3
June 25, 2013	100	68	24	15	7	2
June 25, 2014	100	60	19	11	5	0
June 25, 2015	100	52	15	8	3	0
June 25, 2016	100	45	11	6	2	0
June 25, 2017	100	39	9	4	1	0
June 25, 2018	100	34	7	3	0	0
June 25, 2019	100	29	5	2	0	0
June 25, 2020	100	25	4	2	0	0
June 25, 2021	100	22	3	0	0	0
June 25, 2022	100	19	2	0	0	0
June 25, 2023	100	16	2	0	0	0
June 25, 2024	100	13	0	0	0	0
June 25, 2025	99	11	0	0	0	0
June 25, 2026	91	9	0	0	0	0
June 25, 2027	81	7	0	0	0	0
June 25, 2028	71	6	0	0	0	0
June 25, 2029	61	4	0	0	0	0
June 25, 1930	49	3	0	0	0	0
June 25, 1931	37	2	0	0	0	0
June 25, 1932	24	0	0	0	0	0
June 25, 1933	9	0	0	0	0	0
June 25, 1934	0	0	0	0	0	0
WAL to Maturity	25.7	12.8	7.1	6.0	4.9	3.9
Principal Window	Jun25-Jan34	Jun10-Mar32	Jul07-Nov23	Jul07-Nov20	Jul07-Jul17	Jul07-Nov13
WAL to Optional Redemption	25.6	11.9	6.4	5.4	4.4	3.6
Principal Window	Jun25 - Oct32	Jun10 - Jan22	Jul07 - Mar14	Jul07 - Jul12	Jul07 - Nov10	Jul07 - Jan09

(1) Assumes exercise of Optional Redemption.

(2) Assumes no exercise of Optional Redemption.

There is no assurance that prepayment of the Mortgage Loans will conform to any of the constant percentages of CPR described in the DEC Tables or any other constant rate, including, but not limited to, the rate used in structuring the certificates. Among other things, the DEC Tables assume that the Mortgage Loans prepay at the indicated constant percentage of CPR, notwithstanding the fact that such Mortgage Loans may vary substantially as to note rate and payment terms. Variations in actual prepayment experience for the Mortgage Loans will increase or decrease the percentages of initial principal balances (and weighted average lives) shown in the DEC Tables. There can be no assurance that the Mortgage Loans will have the assumed characteristics, that the purchase prices of the certificates will be as assumed, or that the pre-tax yields to maturity will correspond to any of the pre-tax yields shown herein. The actual prices to be paid for the certificates have not been determined and will be dependent on the characteristics of the Mortgage Loans in the Final Pool as ultimately constituted.

The assumed characteristics used to create the above data will be described in the Final Offering Documents.

Price/Yield Table – Class M-3 (1):

Price/Yield	PPC					
	0	50	100	120	150	200
99-16	6.08	6.09	6.10	6.10	6.10	6.11
99-20	6.07	6.07	6.07	6.07	6.07	6.07
99-24	6.06	6.06	6.05	6.04	6.04	6.03
99-28	6.05	6.04	6.02	6.01	6.00	5.99
100-00	6.04	6.03	6.00	5.98	5.97	5.95
100-04	6.03	6.01	5.97	5.96	5.93	5.91
100-08	6.02	6.00	5.95	5.93	5.90	5.87
100-12	6.01	5.98	5.92	5.90	5.87	5.83
100-16	6.01	5.96	5.90	5.87	5.83	5.79
WAL to Optional Redemption	25.6	11.9	6.4	5.4	4.4	3.5
Principal Window	Jun25 - Oct32	Jun10 - Jan22	Jul07 - Mar14	Jul07 - Jul12	Jul07 - Nov10	Jul07 - Jan09

DEC Table – Class M-3 (2):

Distribution Date	PPC					
	0	50	100	120	150	200
June 28, 2004	100	100	100	100	100	100
June 25, 2005	100	100	100	100	100	100
June 25, 2006	100	100	100	100	100	100
June 25, 2007	100	100	100	100	100	100
June 25, 2008	100	100	80	66	48	27
June 25, 2009	100	100	63	49	33	16
June 25, 2010	100	99	50	37	23	9
June 25, 2011	100	87	39	28	16	5
June 25, 2012	100	77	31	20	11	3
June 25, 2013	100	68	24	15	7	2
June 25, 2014	100	60	19	11	5	0
June 25, 2015	100	52	15	8	3	0
June 25, 2016	100	45	11	6	2	0
June 25, 2017	100	39	9	4	2	0
June 25, 2018	100	34	7	3	0	0
June 25, 2019	100	29	5	2	0	0
June 25, 2020	100	25	4	2	0	0
June 25, 2021	100	22	3	0	0	0
June 25, 2022	100	19	2	0	0	0
June 25, 2023	100	16	2	0	0	0
June 25, 2024	100	13	0	0	0	0
June 25, 2025	99	11	0	0	0	0
June 25, 2026	91	9	0	0	0	0
June 25, 2027	81	7	0	0	0	0
June 25, 2028	71	6	0	0	0	0
June 25, 2029	61	4	0	0	0	0
June 25, 1930	49	3	0	0	0	0
June 25, 1931	37	2	0	0	0	0
June 25, 1932	24	0	0	0	0	0
June 25, 1933	9	0	0	0	0	0
June 25, 1934	0	0	0	0	0	0
WAL to Maturity	25.7	12.8	7.1	6.0	4.9	3.9
Principal Window	Jun25-Jan34	Jun10-Mar32	Jul07-Dec23	Jul07-Dec20	Jul07-Aug17	Jul07-Dec13
WAL to Optional Redemption	25.6	11.9	6.4	5.4	4.4	3.5
Principal Window	Jun25 - Oct32	Jun10 - Jan22	Jul07 - Mar14	Jul07 - Jul12	Jul07 - Nov10	Jul07 - Jan09

(1) Assumes exercise of Optional Redemption.

(2) Assumes no exercise of Optional Redemption.

There is no assurance that prepayment of the Mortgage Loans will conform to any of the constant percentages of CPR described in the DEC Tables or any other constant rate, including, but not limited to, the rate used in structuring the certificates. Among other things, the DEC Tables assume that the Mortgage Loans prepay at the indicated constant percentage of CPR, notwithstanding the fact that such Mortgage Loans may vary substantially as to note rate and payment terms. Variations in actual prepayment experience for the Mortgage Loans will increase or decrease the percentages of initial principal balances (and weighted average lives) shown in the DEC Tables. There can be no assurance that the Mortgage Loans will have the assumed characteristics, that the purchase prices of the certificates will be as assumed, or that the pre-tax yields to maturity will correspond to any of the pre-tax yields shown herein. The actual prices to be paid for the certificates have not been determined and will be dependent on the characteristics of the Mortgage Loans in the Final Pool as ultimately constituted.

The assumed characteristics used to create the above data will be described in the Final Offering Documents.

Price/Yield Table – Class A-IO – To Call or Maturity:

Price/Yield	CPR				
	81	82	83	84	85
5.11655	3.25	3.25	3.14	2.70	1.76

Net WAC Pass-Through Rate (Pricing Scenario, To Call):

Period	Net WAC Cap (%)
1	6.12%
2	6.11%
3	6.11%
4	6.10%
5	6.09%
6	6.07%
7	6.18%
8	6.17%
9	6.16%
10	6.15%
11	6.19%
12	6.18%
13	6.28%
14	6.34%
15	6.33%
16	6.40%
17	6.39%
18	6.38%
19	6.38%
20	6.42%
21	6.42%
22	6.46%
23	6.46%
24	6.54%
25	6.69%
26	6.69%
27	6.69%
28	6.69%
29	6.69%
30	6.69%
31	6.69%
32	6.69%
33	6.69%
34	6.69%
35	6.69%
36	6.69%
37	6.69%
38	6.69%
39	6.69%
40	6.69%
41	6.69%
42	6.69%
43	6.69%
44	6.69%
45	6.69%
46	6.69%
47	6.69%
48	6.69%
49	6.69%

Period	Net WAC Cap (%)
50	6.69%
51	6.69%
52	6.69%
53	6.69%
54	6.69%
55	6.69%
56	6.69%
57	6.69%
58	6.69%
59	6.70%
60	6.70%
61	6.70%
62	6.70%
63	6.70%
64	6.70%
65	6.70%
66	6.70%
67	6.70%
68	6.70%
69	6.70%
70	6.70%
71	6.70%
72	6.70%
73	6.70%
74	6.70%
75	6.70%
76	6.70%
77	6.70%
78	6.70%
79	6.70%
80	6.70%
81	6.70%
82	6.70%
83	6.70%
84	6.70%
85	6.70%
86	6.70%
87	6.70%
88	6.70%
89	6.70%
90	6.70%
91	6.70%
92	6.70%
93	6.71%
94	6.71%
95	6.71%
96	6.71%
97	6.71%

Collateral Overview:

The mortgage loans are expected to have the following approximate characteristics based on the scheduled principal balances of the loans as of June 1, 2004, the "cut-off date":

	Total
Cut-off Date Principal Balance:	$236,172,473
Number of Mortgage Loans:	1,213
Average Principal Balance:	$194,701
Weighted-Average Coupon:	6.951%
Servicing Fee:	25.0 bps
Range of LPMI Fees	75 – 120 bps
Weighted-Average Net Coupon:	6.701%
Weighted-Average Remaining Term:	338
Range of Remaining Scheduled Terms to Maturity:	98-360
Weighted-Average Seasoning:	4
Range of Original Loan-to-Value Ratios:	18.00% - 100.00%
Weighted-Average Original Loan-to-Value Ratio:	78.51%
Geographic Concentration of Mortgaged Properties Securing Loans in Excess of 5.00% of the Aggregate Principal Balance:	NY: 21.13% CA: 10.14% NJ: 9.39% FL: 9.14% MA: 8.46%
Weighted Average[1] FICO:	683
Fixed-Rate (Non-Balloon) Loans:	99.87%
Loans with Prepayment Penalties (% by Scheduled Principal Balances):	51.98%
Weighted-Average Remaining Prepay Penalty Term for such loans (in months):	30

[1] Weighted average where FICO Scores were available.

Collateral Stratifications - Total Pool:

1. Seller

Seller	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
First National Bank of Arizona	488	97,239,351	41.17	6.892	680	334	3	199,261	83.03
Other	725	138,933,123	58.83	6.992	686	341	5	191,632	75.34
Total:	**1213**	**236,172,473**	**100.00**	**6.951**	**683**	**338**	**4**	**194,701**	**78.51**

2. Principal Balances

Principal Balances	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
1 - 25,000	1	24,846	0.01	6.750	643	353	7	24,846	55.56
25,001 - 50,000	43	1,809,037	0.77	7.263	677	306	4	42,071	76.39
50,001 - 75,000	147	9,232,609	3.91	7.146	685	340	5	62,807	76.24
75,001 - 100,000	130	11,313,160	4.79	7.036	689	334	4	87,024	77.31
100,001 - 125,000	127	14,304,265	6.06	6.996	683	334	4	112,632	80.28
125,001 - 150,000	131	17,986,324	7.62	6.960	697	342	4	137,300	80.36
150,001 - 175,000	98	15,978,342	6.77	7.026	675	340	4	163,044	81.25
175,001 - 200,000	93	17,551,354	7.43	6.890	685	335	4	188,724	76.94
200,001 - 225,000	68	14,411,219	6.10	7.020	670	338	5	211,930	80.02
225,001 - 250,000	71	16,876,568	7.15	7.160	680	344	5	237,698	80.95
250,001 - 275,000	64	16,815,278	7.12	7.032	682	343	4	262,739	81.31
275,001 - 350,000	90	27,861,854	11.80	7.112	658	345	4	309,576	82.36
350,001 - 450,000	87	34,671,600	14.68	6.930	696	344	4	398,524	80.17
450,001 - 550,000	29	14,719,400	6.23	6.611	693	337	4	507,566	72.21
550,001 - 600,000	15	8,711,258	3.69	6.399	694	311	4	580,751	72.08
600,001 - 650,000	9	5,818,547	2.46	6.723	687	356	6	646,505	71.13
650,001 - 750,000	4	2,853,374	1.21	7.220	710	355	5	713,343	70.91
750,001 - 850,000	3	2,453,906	1.04	5.750	709	237	4	817,969	57.50
850,001 - 950,000	2	1,783,273	0.76	7.711	649	355	5	891,637	67.72
950,001 >=	1	996,259	0.42	5.000	719	179	2	996,259	51.28
Total:	**1213**	**236,172,473**	**100.00**	**6.951**	**683**	**338**	**4**	**194,701**	**78.51**

Average Principal Balance: 194,701.

3. Current Rate

Current Rate	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
4.001 - 4.500	4	625,671	0.26	4.462	760	228	3	156,418	42.74
4.501 - 5.000	23	6,639,801	2.81	4.915	740	288	3	288,687	53.67
5.001 - 5.500	36	9,156,438	3.88	5.330	714	307	3	254,346	60.52
5.501 - 6.000	54	13,291,712	5.63	5.817	713	286	3	246,143	66.25
6.001 - 6.500	131	24,650,985	10.44	6.329	682	338	3	188,175	73.29
6.501 - 7.000	427	82,888,221	35.10	6.846	691	346	5	194,118	77.93
7.001 - 7.500	275	49,599,639	21.00	7.331	672	346	5	180,362	86.15
7.501 - 8.000	186	36,126,554	15.30	7.776	669	347	4	194,229	85.56
8.001 - 8.500	45	8,730,587	3.70	8.336	665	338	5	194,013	82.30
8.501 - 9.000	29	4,220,373	1.79	8.765	589	333	4	145,530	84.12
9.001 - 9.500	2	182,697	0.08	9.338	732	355	5	91,349	82.95
9.501 - 10.000	1	59,794	0.03	9.625	634	353	7	59,794	80.00
Total:	**1213**	**236,172,473**	**100.00**	**6.951**	**683**	**338**	**4**	**194,701**	**78.51**

Weighted Average Current Rate: 6.951

4. Credit Scores

Credit Scores	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
Not Available	8	1,434,883	0.61	7.824	0	352	4	179,360	78.34
541 - 560	1	64,092	0.03	8.540	554	175	5	64,092	27.72
561 - 580	1	239,543	0.10	6.250	577	358	4	239,543	80.00
581 - 600	14	2,258,266	0.96	7.298	592	331	5	161,305	67.47
601 - 620	40	6,589,463	2.79	7.543	611	343	4	164,737	75.59
621 - 640	158	31,986,442	13.54	7.175	630	333	4	202,446	80.06
641 - 660	154	33,567,291	14.21	7.129	651	340	4	217,969	80.54
661 - 680	203	37,391,088	15.83	7.088	670	337	4	184,193	80.35
681 - 700	170	31,713,094	13.43	6.984	690	344	4	186,548	80.86
701 - 720	163	32,917,995	13.94	6.728	710	337	4	201,951	76.67
721 - 740	120	23,326,378	9.88	6.863	731	344	5	194,386	79.33
741 - 760	90	14,594,916	6.18	6.600	750	340	4	162,166	75.89
761 - 780	59	13,884,609	5.88	6.483	768	328	5	235,332	74.92
781 - 800	27	5,642,805	2.39	6.211	788	317	4	208,993	63.96
801 - 820	5	561,609	0.24	6.969	807	355	5	112,322	74.13
Total:	**1213**	**236,172,473**	**100.00**	**6.951**	**683**	**338**	**4**	**194,701**	**78.51**

Non Zero Weighted Average Credit Score: 688.

5. Lien Status

Lien Status	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
First Lien	1213	236,172,473	100.00	6.951	683	338	4	194,701	78.51
Total:	**1213**	**236,172,473**	**100.00**	**6.951**	**683**	**338**	**4**	**194,701**	**78.51**

6. Original LTV

Original LTV	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
<= 50.00	74	13,637,389	5.77	5.758	710	308	4	184,289	40.91
50.01 - 55.00	19	3,848,734	1.63	5.877	685	298	3	202,565	52.35
55.01 - 60.00	47	11,397,971	4.83	6.518	695	337	4	242,510	58.81
60.01 - 65.00	43	9,878,630	4.18	6.609	688	337	4	229,736	63.67
65.01 - 70.00	89	19,241,600	8.15	6.634	686	351	4	216,198	68.95
70.01 - 75.00	86	17,283,331	7.32	6.953	669	332	4	200,969	74.11
75.01 - 80.00	406	79,355,266	33.60	7.017	681	338	5	195,456	79.58
80.01 - 85.00	41	6,495,557	2.75	7.083	672	336	4	158,428	84.64
85.01 - 90.00	154	25,446,450	10.77	7.251	681	338	4	165,237	89.75
90.01 - 95.00	228	45,868,288	19.42	7.386	680	346	4	201,177	94.96
95.01 - 100.00	26	3,719,258	1.57	7.241	714	355	4	143,048	99.64
Total:	**1213**	**236,172,473**	**100.00**	**6.951**	**683**	**338**	**4**	**194,701**	**78.51**

Weighted Average LTV: 78.51

7. Silent Second

Silent Second	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
N	1006	192,681,191	81.58	6.926	685	338	4	191,532	79.08
Y	207	43,491,282	18.42	7.062	678	340	4	210,103	76.00
Total:	**1213**	**236,172,473**	**100.00**	**6.951**	**683**	**338**	**4**	**194,701**	**78.51**

8. Combined LTV

Combined LTV	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
No Silent Second	1006	192,681,191	81.58	6.926	685	338	4	191,532	79.08
30.01 - 35.00	1	161,650	0.07	5.250	677	178	2	161,650	25.52
40.01 - 45.00	1	89,923	0.04	6.750	641	359	2	89,923	39.13
65.01 - 70.00	1	104,785	0.04	5.875	665	358	2	104,785	39.62
70.01 - 75.00	3	941,059	0.40	6.287	652	357	3	313,686	62.58
75.01 - 80.00	13	5,531,206	2.34	6.450	721	329	4	425,477	63.92
80.01 - 85.00	7	2,138,831	0.91	7.106	689	340	4	305,547	72.84
85.01 - 90.00	29	7,804,435	3.30	6.860	686	333	4	269,118	77.92
90.01 - 95.00	45	9,026,833	3.82	7.287	680	339	4	200,596	79.08
95.01 - 100.00	107	17,692,560	7.49	7.289	660	347	4	165,351	79.32
Total:	**1213**	**236,172,473**	**100.00**	**6.951**	**683**	**338**	**4**	**194,701**	**78.51**

Weighted Average CLTV for loans with Silent Seconds: 92.50
Weighted Average OLTV for loans without silent seconds: 79.08
Weighted Average CLTV/OLTV: 81.55

9. Doc Type

Doc Type	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
Alternate	9	3,013,009	1.28	6.073	680	338	1	334,779	68.67
Full (I-A)	183	28,664,679	12.14	6.604	707	339	5	156,638	74.75
No Ratio (A-NI)	257	58,689,480	24.85	7.028	677	341	4	228,364	75.48
None (NI-NA)	362	69,473,896	29.42	7.221	677	342	4	191,917	82.19
Reduced with VOA (A-SI)	281	55,816,420	23.63	6.633	685	326	4	198,635	77.50
Reduced with VOI (I-NA)	11	2,181,574	0.92	7.283	724	353	7	198,325	72.58
Stated/Stated with Vvoe	110	18,333,416	7.76	7.295	685	347	4	166,667	85.53
Total:	**1213**	**236,172,473**	**100.00**	**6.951**	**683**	**338**	**4**	**194,701**	**78.51**

10. Loan Purpose

Loan Purpose	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
Cash Out/ Equity Refi	400	78,719,200	33.33	6.738	678	332	4	196,798	69.71
Purchase	691	131,781,325	55.80	7.210	684	344	4	190,711	85.77
Rate/Term Refi	122	25,671,948	10.87	6.276	699	324	5	210,426	68.25
Total:	**1213**	**236,172,473**	**100.00**	**6.951**	**683**	**338**	**4**	**194,701**	**78.51**

11. Occupancy

Occupancy	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
Investor	398	59,011,496	24.99	7.251	695	343	4	148,270	78.48
Owner-Occupied	787	171,872,071	72.77	6.854	679	336	4	218,389	78.65
Second Home	28	5,288,906	2.24	6.758	685	337	4	188,890	74.10
Total:	**1213**	**236,172,473**	**100.00**	**6.951**	**683**	**338**	**4**	**194,701**	**78.51**

12. Property Type

Property Type	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
2-Family	172	37,814,348	16.01	7.174	691	347	4	219,851	80.75
3-Family	84	18,701,073	7.92	7.394	668	345	4	222,632	78.08
4-Family	37	7,971,278	3.38	7.381	698	349	5	215,440	74.45
Condo (<=4 Stories)	56	7,204,520	3.05	6.845	690	342	4	128,652	77.37
Condo (> 4 Stories)	8	2,492,440	1.06	6.691	687	306	4	311,555	79.84
Co-op	7	937,962	0.40	6.898	680	328	4	133,995	54.13
PUD Attached	22	5,793,890	2.45	6.818	687	354	6	263,359	76.52
PUD Detached	103	25,696,633	10.88	6.730	684	327	4	249,482	81.19
Single Family Attached	24	2,509,668	1.06	7.173	658	334	3	104,569	76.26
Single Family Detached	698	126,894,135	53.73	6.850	683	336	4	181,797	77.97
Townhouse	2	156,526	0.07	6.692	641	358	3	78,263	80.00
Total:	**1213**	**236,172,473**	**100.00**	**6.951**	**683**	**338**	**4**	**194,701**	**78.51**

13. State

State	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
CA	74	23,943,459	10.14	6.137	701	326	4	323,560	68.15
FL	133	21,577,371	9.14	7.024	673	341	4	162,236	82.84
MA	91	19,981,820	8.46	7.098	674	341	4	219,580	75.94
NJ	103	22,177,833	9.39	7.331	683	349	4	215,319	84.41
NY	175	49,902,708	21.13	6.977	678	340	4	285,158	75.06
Other	637	98,589,281	41.74	7.004	686	336	4	154,771	81.01
Total:	**1213**	**236,172,473**	**100.00**	**6.951**	**683**	**338**	**4**	**194,701**	**78.51**

14. Zip Codes

Zip Codes	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
01841	10	2,478,235	1.05	8.320	527	318	3	247,824	78.77
07047	5	1,750,708	0.74	7.168	697	356	4	350,142	89.16
11208	7	2,197,448	0.93	7.355	704	336	4	313,921	90.42
11368	5	1,949,281	0.83	6.917	687	356	4	389,856	72.38
20001	3	1,630,506	0.69	7.784	740	355	5	543,502	68.67
Other	1183	226,166,294	95.76	6.925	684	338	4	191,180	78.43
Total:	**1213**	**236,172,473**	**100.00**	**6.951**	**683**	**338**	**4**	**194,701**	**78.51**

15. Program

Program	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
Balloon	2	313,332	0.13	7.417	652	357	3	156,666	89.63
Fixed 10YR	1	101,694	0.04	7.250	596	113	7	101,694	57.30
Fixed 15YR	66	11,695,571	4.95	5.953	688	176	4	177,206	64.69
Fixed 20YR	5	572,221	0.24	6.104	712	238	3	114,444	56.46
Fixed 25YR	1	110,166	0.05	7.000	661	294	6	110,166	79.29
Fixed 30YR	1065	207,093,511	87.69	7.025	683	355	4	194,454	79.13
Fixed 30YR - 10YR IO	73	16,285,979	6.90	6.746	689	237	3	223,096	81.25
Total:	**1213**	**236,172,473**	**100.00**	**6.951**	**683**	**338**	**4**	**194,701**	**78.51**

16. Months to Amortized Maturity

Months to Amortized Maturity	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
1 - 180	68	11,875,522	5.03	5.973	687	175	4	174,640	64.69
181 - 240	79	16,926,344	7.17	6.724	690	237	3	214,258	80.42
241 - 300	1	110,166	0.05	7.000	661	294	6	110,166	79.29
301 - 360	1065	207,260,441	87.76	7.025	683	356	4	194,611	79.14
Total:	**1213**	**236,172,473**	**100.00**	**6.951**	**683**	**338**	**4**	**194,701**	**78.51**

Weighted Average Maturity: 338

17. Prepay Penalty Original Term

Prepay Penalty Original Term	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
None	579	113,402,581	48.02	7.285	680	348	5	195,859	81.56
6	4	1,593,804	0.67	7.053	687	354	6	398,451	71.37
12	205	44,929,961	19.02	6.815	684	332	4	219,171	74.06
24	40	5,926,555	2.51	7.031	672	323	3	148,164	82.44
36	182	32,315,364	13.68	6.640	683	323	4	177,557	74.20
60	203	38,004,209	16.09	6.363	697	329	4	187,213	78.01
Total:	**1213**	**236,172,473**	**100.00**	**6.951**	**683**	**338**	**4**	**194,701**	**78.51**

Non Zero Weighted Average Prepay Penalty Original Term: 34

18. Prepay Penalty Remaining Term

Prepay Penalty Remaining Term	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
None	587	115,093,596	48.73	7.290	679	348	5	196,071	81.41
1 - 6	33	8,203,158	3.47	6.736	683	341	7	248,581	67.99
7 -12	168	36,629,592	15.51	6.805	685	331	3	218,033	75.43
13 - 18	1	145,594	0.06	6.875	675	171	9	145,594	48.39
19 - 24	39	5,780,961	2.45	7.035	672	327	3	148,230	83.30
25 - 30	21	3,308,590	1.40	7.550	676	344	8	157,552	78.69
31 - 36	161	29,006,774	12.28	6.536	684	320	3	180,166	73.69
43 - 48	1	127,946	0.05	6.125	658	348	12	127,946	70.00
49 - 54	24	4,094,981	1.73	6.934	709	319	8	170,624	81.00
55 - 60	178	33,781,281	14.30	6.294	696	330	3	189,782	77.68
Total:	**1213**	**236,172,473**	**100.00**	**6.951**	**683**	**338**	**4**	**194,701**	**78.51**

Non Zero Weighted Average Prepay Penalty Remaining Term: 30
Count: 626

19. Mortgage Insurance Company

Mortgage Insurance Company	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
None	775	155,690,384	65.92	6.766	685	335	4	200,891	71.17
GEMIC	10	1,500,122	0.64	6.928	673	355	5	150,012	90.26
MGIC	174	31,112,038	13.17	7.354	674	335	4	178,805	92.90
PMI	79	12,654,487	5.36	7.179	676	341	4	160,183	92.02
Radian	153	31,606,718	13.38	7.345	687	350	4	206,580	92.96
RMIC	17	3,050,102	1.29	7.203	713	354	6	179,418	92.29
Triad	1	35,797	0.02	7.875	737	352	8	35,797	90.00
UGRI	4	522,826	0.22	7.331	708	352	7	130,706	90.96
Total:	**1213**	**236,172,473**	**100.00**	**6.951**	**683**	**338**	**4**	**194,701**	**78.51**

20. Mortgage Insurance Percentage

Mortgage Insurance Percentage	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
<= 10	775	155,690,384	65.92	6.766	685	335	4	200,891	71.17
11 - 20	21	3,259,505	1.38	7.086	675	352	5	155,215	84.79
21 - 30	220	40,239,952	17.04	7.307	686	339	5	182,909	90.90
31 - 40	197	36,982,632	15.66	7.331	677	347	3	187,729	95.35
Total:	**1213**	**236,172,473**	**100.00**	**6.951**	**683**	**338**	**4**	**194,701**	**78.51**

Non Zero Weighted Average Mortgage Insurance Percentage: 30.94